

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

Brandon Nussey
Chief Financial Officer
Lightspeed Commerce Inc.
700 Saint-Antoine Street East, Suite 300
Montreal, Quebec, Canada H2Y 1A6

      Re: Lightspeed Commerce Inc.
           Form 40-F for the fiscal year ended March 31, 2021
           Filed May 20, 2021
           File No. 001-39498

Dear Mr. Nussey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology